ALLIED GOLD LIMITED
ACN 104 855 067

31 January 2008

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

QUARTERLY REPORT FOR THE PERIOD ENDED 31 DECEMBER 2007

HIGHLIGHTS

- Gold production imminent at Allied Gold's 100% owned Simberi Oxide Gold Project, located in offshore Papua New Guinea. **First gold production is anticipated in February 2008**.
- Project construction is complete and commissioning is well advanced, with teething problems associated with mechanical and electrical equipment failures essentially ironed out.
- **Exploration activities on target areas located outside of the current mine plan continue to deliver highly encouraging results**. Best results include:
    - **35m at 2.35 g/t** gold from surface
    - **1m at 5.36 g/t** gold from 69m
- Geophysical and soil geochemical surveys on Simberi, Tatau and Big Tabar islands continue to **identify new drill targets**.
- Subsequent to quarter-end, Allied Gold raised approximately AUD$10.5 million through an institutional share placement to existing shareholders. These funds were applied to project development expenditure as an alternative to drawing down further on the existing Finance Facility, and were raised at a share price of AUD$0.72.
- Richard Johnson was appointed as Chief Executive Officer in early January 2008.

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

OXIDE MINE DEVELOPMENT AND PROJECT CONSTRUCTION

The Simberi Oxide Gold Project is a Stage 1 open-pit mining project which will extract ore from at least seven deposits which represent the known surface and near-surface oxidised caps to underlying sulphide gold mineralisation on eastern Simberi Island. After the initial delivery of ore by standard truck haulage, ore delivery will be by an aerial rope conveyor to a conventional CIL (carbon-in-leach) processing facility.

Allied has current total Oxide / Sulphide Resources of 2,389,000 ounces of gold of which 783,000 ounces of oxide and transitional gold reserves and mineral resources are within designed open pits. The project is fully permitted and has the support of local landowner groups and Government.

The project is in the final stages of commissioning after dry commissioning activities commenced in December 2007. There have been minor teething issues mainly relating to the failure of mechanical and electrical equipment which has resulted in first gold production being delayed whilst these issues have been remedied.

Allied Gold is disappointed by the delays in project commissioning and is addressing these issues with the EPCM contractor. The Company has mobilised additional project management staff to site to assist in achieving gold production as soon as possible.

The contractor has been requested to provide an updated completion schedule, focusing on manning and resource requirements including a demobilization plan, for Allied's review in order to ensure that further construction schedule slippage is minimised.

Another notable issue has been the breakdown in the logistics supply of a number of outstanding items required to complete commissioning of the processing plant.

Allied Gold management are advancing discussions with the construction team to ensure timely completion of all outstanding items and are confident that these issues are being addressed.

EXPLORATION

SIMBERI ISLAND – ML 136 and EL 609

The third of the four drilling rigs arrived at Site in mid-December 2007. The fourth rig is scheduled to be delivered in the March 2008 quarter.


SUPER ROCK 3000

Figure 1: First Rockdrill 3000 drilling rig being delivered to Site

Drilling during the quarter comprised 1,198 metres of diamond drilling in 8 holes and 2,195 metres of RC drilling in 39 holes. Drilling was undertaken within the Monun, Adora and Patan areas.

Assay results for diamond core holes at Monun (located south-east of the Sorowar pit) have been received and highly encouraging intercepts were recorded as follows:

- **35m** at **2.35 g/t gold** from surface
- **1m at 5.36 g/t** gold from 69m

Hole	TIG Co-ordinates		RL (m)	Dip/Az.	From (m)	To (m)	Intercept (m)	Au (g/t)	Oxidization
	mN	mE							
MN006	20969617	44672.49	116.68	-60/270	0.0	138.6	138.6	0.82	OX, SU
					0.0	35.0	35.0	**2.35**	OX
					69.0	70.0	1.0	**5.36**	SU

Note:
For MN006 - assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex –Townsville laboratory, Queensland)
Simberi mineralization types are:
Ox = oxide material – extremely weathered (average cyanide recovery >90%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 50 – 90%)
Su = sulfide material – slightly weathered to fresh (average cyanide leach recovery <50%)

Intercept interval cut-off = 0.5 g/t Au

The hole locations of all exploration drill holes in the Monun Valley area are shown on the following map:


209,900 mN
209,800 mN
209,700 mN
209,500 mN
44,600 mE
44,700 mE
44,800 mE
44,900 mE
44,500 mE
N
MN005
71m
MN006
138.6m
MN001
300m
MN004
24.7m
MN002
58.9m
0 50 100
metres
ALLIED GOLD LTD
MONUN CREEK DRILLHOLES
Latest Drillholes
Previous Drillholes
Sorowar Pit Oultine

Drilling was also carried out in the Adora area, immediately east of the Samat pit areas and is ongoing.


N
RC 1501
RC 1500
207,600 mN
207,400 mN
207,200 mN
SDH004
SDH003
RC1402
SDH006
SDH005
SDH002
SDH001
RC1355
RC1357
RC1400
RC1356
RC1354
RC1401
RC1358
RC1359
0
100
200
metres
44,600 mE
44,800 mE
45,000 mE
45,200 mE
ALLIED GOLD LTD
ADORA DRILLHOLES
Latest Drilling
Previous Adora Holes
Older Drillholes
Samat Pit Outline

Additionally, the first round of shallow RC drilling commenced on the Patan prospect and samples are currently being assayed.

SURFACE EXPLORATION ON ML 136

The ground geophysical pole-dipole IP survey continued with the cutting of 14.55 line km and the reading of 13.10 line km. The survey is being run along north-south lines 200 metres apart and extending from coast to coast. The coverage of the entire ML at this line spacing should be completed early in the forthcoming (March 2008) quarter.

C-horizon geochemical soil sampling is being routinely undertaken along IP lines at 50-metre intervals. Samples of decomposed bedrock (C-horizon soil) are collected with bucket-type augers, typically from depths ranging from surface down to 5 metres. This sampling is primarily intended to delineate geochemical pathfinder element dispersion haloes and, secondly, to determine gold concentration. Some 294 auger samples were collected during the quarter.

CHANNEL SAMPLE RESULTS FROM ML136

732 five-metre composite channel samples were collected during the quarter and assay results received continue to reveal significant new intercepts along bulldozed tracks in the Monum / South East Sorowar area. These include:

- **80m** at **0.91 g/t gold, including 45m** at **1.11 g/t Au** in Monun Valley



PYLON 2 & MONUN CREEK – K RADIOMETRICS
CHANNEL SAMPLES
AUGER C HORIZON SAMPLES
N
metres
30m @ 1.19 g/t Au
90m @ 1.79 g/t Au
MN006
MN001
Landslip
25m @ 6.30 g/t Au
(Silas' Outcrop)
95m @ 1.66 g/t Au
120m @ 0.95 g/t Au
295m @ 1.17 g/t Au
80m @ 0.91 g/t Au
45m @
1.11 g/t Au
MN002
Landslip
45m @ 3.42 g/t Au
55m @ 1.66 g/t Au

EXPLORATION ON BIG TABAR ISLAND (EL609):

During the quarter continuing progress was made on the exploration of the partially overlapping Tupinda and Fotombar calderas at the northern end of Big Tabar Island. A temporary camp has almost been completed near the centre of the Tupinda caldera.


BIG TABAR
TUPINDA
CALDERA
HOT SPRING
FOTOMBAR
CALDERA
N
0
5 KM
10
SCALE
BANESA
CALDERA

The program consists of north-south oriented lines spaced 200m apart and running from rim-to-rim across the caldera. A ground geophysical pole-dipole survey has commenced along these lines, and during the quarter 34.975 km of line was cut, of which 5.750 line km was read. Geochemical samples of decomposed bedrock (C-horizon soil) at 50m sample spacing were collected in parallel with the IP survey program, using bucket-type augers, typically from depths ranging down to 5 metres.

Some 443 auger samples were collected during the quarter, as well as 10 channel samples and 32 rock samples from Big Tabar.

CORPORATE

CASH AND DEBT

At 31 December 2007, Allied Gold Limited had AUD$1.6 million cash in hand. The Simberi Finance Facility was drawn down to AUD$23.4 million at period-end, with no further draw downs to take place.

GOLD HEDGING

Allied has hedged 170,000 ounce of gold at an effective price of US$700/oz for delivery between March 2008 and December 2011. The Participating Gold Forward Option that the Company has entered into allows Allied to participate in any upside in the price of gold for 40% (representing 68,000 ozs) of the Company's hedging commitment while remaining protected at US$700/oz at all times as a worst case on the entire 170,000 ozs hedged.

SECURITIES ON ISSUE

As at December 31 2007 issued securities comprise;

342,014,710 fully paid ordinary shares listed on the Australian Stock Exchange (ASX) and on the London Alternative Investment Market (AIM)

1,000,000 unlisted options exercisable at $0.40; 1,000,000 unlisted options exercisable at $0.44; 4,210,000 unlisted options exercisable at $0.50 and 750,000 unlisted options exercisable at $0.80; all expiring 31 December 2008. 640,000 unlisted options exercisable at $0.50 expiring 30 October 2009.

In early January the company completed a share placement to existing institutional shareholders, which raised approximately AUD$10.5 million through the issued of an additional 14,621,844 shares at AUD$0.72 per share

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Competent Persons

The information in this Stock Exchange Announcement that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr Bohdan (Bob) Burban, Dip.App.Geol., F.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Burban has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves."

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

ALLIED GOLD LIMITED

ABN	Quarter ended ("current quarter")
86 104 855 067	31 December 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors		
1.2	Payments for		
	(a) exploration and evaluation	(4,459)	(5,440)
	(b) development	(6,455)	(24,669)
	(c) production		
	(d) administration	(1,171)	(2,202)
	(e) other		
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	260	335
1.5	Interest and other costs of finance paid	(458)	(1,850)
1.6	Income taxes paid		
1.7	Other		
	Net Operating Cash Flows	**(12,283)**	**(33,826)**
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects – Simberi Project		
	(b) equity investments	-	-
	(c) shares in listed companies		
	(d) other fixed assets	(399)	(971)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments		
	(c) other fixed assets		
1.10	Cash acquired on purchase of controlled entity		
1.11	Loans repaid by other entities		
1.12	Funds (paid into) / withdrawn from deposit pending acquisition of interests		
	Net investing cash flows	**(399)**	**(971)**
1.13	Total operating and investing cash flows (carried forward)	**(12,682)**	**(34,797)**

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	**(12,682)**	**(34,797)**
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	465
1.15	Refund of oversubscriptions in share issues		
1.16	Proceeds from borrowings	1,116	23,394
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other – costs of capital raising		
	Net financing cash flows	**1,116**	**23,859**
	Net increase (decrease) in cash held	**(11,566)**	**(10,938)**
1.20	Cash at beginning of quarter/year to date	12,951	12,658
1.21	Exchange rate adjustments to item 1.20	184	(151)
1.22	**Cash at end of quarter**	**1,569**	**1,569**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	84
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil.

1.25 Explanation necessary for an understanding of the transactions

Remuneration of executive and non executive directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $USD'000	Amount used $AUD'000
3.1	Loan facilities	USD25,000	AUD$23,394
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	1,653
4.2	Development	8.245
	Total	**9,898**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	1,569	12,951
5.2	Deposits at call		
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	**1,569**	**12,951**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	342,014,710	342,014,710		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	2,040,000	2,040,000	$0.40	Fully Paid
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	4,210,000 750,000 1,000,000 1,000,000 640,000	-	*Exercise price* $0.50 $0.80 $0.40 $0.44 $0.50	*Expiry date* 31 Dec 2008 31 Dec 2008 31 Dec 2008 31 Dec 2008 31 Oct 2009
7.8	Issued during quarter	640,000 1,000,000 1,000,000	- - -	$0.50 $0.40 $0.44	30 Oct 2009 31 Dec 2008 31 Dec 2008
7.9	Exercised during quarter	2,040,000	-	$0.40	-
7.10	Expired during quarter	Nil			

+ See chapter 19 for defined terms.

7.11	**Debentures** *(totals only)*		
7.12	**Unsecured notes** *(totals only)*		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date:..31 January 2008.......................
(Company secretary)

Print name: PETER TORRE`

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.